Resolution plc
1 Wythall Green Way
Wythall
Birmingham
B47 6WG

tel 0870 887 0001
fax 0870 887 0002
www.resolutionplc.com

1 June 2007

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Resolution plc – Rule 12g3-2(b) Exemption

SEC File Number 82-35079

Dear Sirs

I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached documentation and Appendices covering (i) information that has been made public by the Company and (ii) announcements filed with the London Stock Exchange. This submission covers the period from 22 May 2007 to 1 June 2007. All future submissions will be made on a monthly basis unless significant information is disclosed in the interim, in which case a further submission will be made as soon as practicable.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If there are any queries regarding this return please do not hesitate to contact me.

Steven Watts
Assistant Company Secretary
Resolution PLC

Direct Dial 01564 204339
Fax Number 01564 828811
E-mail steven.watts@resolutionplc.com

10/8173646_1

FORM 2879/1 09/05

Resolution plc. Registered in England No 3524909
Registered Office: Juxon House, 100 St Paul's Churchyard, London, EC4M 8BU

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY OR ITS PREDECESSORS FROM 22 MAY 2007 TO 1 JUNE 2007

Appendix A1: Press Releases

Release Date	Title
30 May 2007	Resolution in Strategic Partnership with Capita

Appendix A2: Companies House Filings

Date Filed	Document Type	Companies House Filing
24 May 2007	288c	Change in Director's Details

Appendix A3: Other Public Disclosures

Date Released	Filing Entity	Announcement Type
22 May 2007	Resolution plc	Holding(s) in Company
29 May 2007	Resolution plc	Annual Information Update
30 May 2007	Resolution plc	RSL partnership with Capita
31 May 2007	Resolution plc	Total Voting Rights

Resolution

APPENDIX A1

PRESS RELEASES



30 May 2007

Resolution in strategic partnership with Capita

Following the review of policy administration announced last year, Resolution plc ("Resolution") has established a strategic partnership with Capita Group Plc ("Capita"), which contributes Resolution's customer service and IT functions to a jointly designed servicing model.

Through this partnership Resolution will invest £140 million over 4 years in a consolidation of its separate customer services processes and information technology to secure:

- Continuing rollout of customer service enhancements
- Significant 'de-risking' of the in-force cost base, through fixed per policy costs
- A scaleable model with further reductions in policy unit costs from future acquisitions
- Further synergy benefits, above those already announced

This additional investment produces an internal rate of return of 13%.

Over the last 3 years Resolution has grown to a group that serves some 7 million policyholders and has been developing its strategic operating model designed to balance the aims of strong financial and risk management, excellent customer service, reduced cost that is variable with policy volumes and efficient scalability. Resolution has determined that a partnership which combines in-house delivery of control and oversight functions, asset management and strategic customer management, with outsource partners, for the delivery of customer service and IT functions to Resolution's specification, is the most effective way of delivering this model.

Resolution already successfully manages contracts with a number of outsource parties, including Capita, for the provision of services to its policyholders. Capita will deliver core aspects of customer servicing and policy administration to approximately 4.5 million policyholders, future new business customers and IT services to Resolution.

The partnership commits Capita to offer reduced unit costs as new policies are brought into the model, giving Resolution certainty about future synergy benefits from new transactions.

Staff

Under the partnership around 2,000 Resolution staff, predominantly from Customer Services and IT departments, based in Glasgow (1,550) and Birmingham (450) are to transfer to Capita with effect from 1 August 2007.

After careful analysis, Resolution has concluded that it is not appropriate to move any customer facing roles, voice contact or customer data to India. A number of other customer service and IT roles, will be moved to India over the next three years. Over the same period, Capita intends to concentrate Resolution's operations in Glasgow.

As work is transferred offshore, Capita is confident that, with natural staff turnover and a significant proportion of staff being redeployed within its existing UK operations, the number of potential redundancies will be fewer than 500 over a 3 year period.

Customer service improvements

Resolution is committed to continually improving customer service for its policyholders and Capita has an excellent reputation for providing high quality customer service in the life sector. Resolution believes this partnership will deliver improvements in service quality and quicker turnaround times for its policyholders. Rigorous targets for improving customer service quality and efficiency are an integral part of the contract.

There will be no change to existing customers' policy terms and conditions, their premiums or the benefits they receive.

Financials

The investment of £140 million over a 4 year period will deliver:

- A significant reduction in Resolution's long-term expense risk
- Additional cost savings, averaging £20 million per annum from 2010 for the following 25 years. This represents a:
  - 13% internal rate of return on the investment
  - net present value, at a 7% discount rate, of £80 million pre-tax

The cost savings are in addition to the previously announced £20 million per annum from the end of 2007 arising from the Britannic merger and £10 million per annum from the end of 2008 relating to the Abbey acquisition. Consistent with our previous announcements, we will also incur £9 million for the cost of delivering the final Britannic expense synergies, with a further £21 million being incurred to deliver the Abbey expense synergies.

Today's announcement will enhance Resolution's ability to achieve its target return on embedded value of at least 10% per annum and completes the process of preparing Resolution for future strategic developments.

Commenting on the transaction, Mike Biggs, Group Chief Executive said:

"We are delighted to be partnering Capita with their excellent record in achieving high standards in customer service, IT delivery and support. This partnership will improve customer service and positions Resolution for the larger scale consolidation opportunities we see ahead.

We are working very closely with Capita to ensure that any redundancy impact on our staff is minimised."

Enquiries:

Analysts & investors
Steve Riley +44 (0)20 7489 4884

Media
Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

Notes to editors

Additional information about the partnership with Capita

The outsourcing partnership with Capita includes customers in the Phoenix Life Assurance (former Abbey National Life), Scottish Mutual, Scottish Provident and Phoenix Life (former Britannic Assurance, Britannic Unit Linked Assurance, Britannic Retirement Solutions and Alba Life) funds.

Services to Scottish Mutual International and Scottish Provident International policyholders will continue to be operated by Resolution staff based in Dublin, Hong Kong and on the Isle of Man.

Future new business customers include those purchasing Phoenix Life Assurance (former Abbey National Life) and Scottish Provident products.

Resolution Asset Management is unaffected by the new arrangements.

Background on Resolution

Resolution is the largest specialist manager of UK in-force life funds.

Resolution was formed on 6 September 2005 following the merger of Britannic Group plc ("Britannic") and Resolution Life Group Limited ("RLG").

RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850 million and Swiss Life UK for £205 million in March 2005.

Britannic itself had acquired the UK life operations of Allianz Cornhill in December 2004 for £115 million and the Century Group in March 2005 for £45 million.

Resolution completed the acquisition of the UK and offshore life insurance businesses of Abbey National plc on 1 September 2006.

Resolution entered the FTSE 100 on 18 September 2006.

Resolution is headquartered in London, with life divisions in Glasgow and Wythall (Birmingham). Asset management is also based in Glasgow. At the end of 2006, total staff numbers were approximately 3,500.

Background on Capita

Capita Group Plc is the UK's leading provider of integrated professional support service solutions. Capita Life and Pensions provide core administrative support to a number of UK and overseas life and pensions companies, including US giant Met Life, The Children's Mutual, Lincoln Financial Group, Prudential and Zurich Financial Services. Including the Resolution strategic partnership, Capita Life & Pensions will be responsible for administering 15 million policies by the end of this year.

CAPITA **Resolution**

Resolution plc has announced a strategic partnership whereby Capita will deliver core aspects of customer servicing and policy administration to approximately 4.5 million policyholders and future new business customers.

- Approximately 2,000 Resolution staff based at Resolution offices in Glasgow St Vincent Street and Wythall (South Birmingham) will transfer to Capita with effect from 1 August 2007
- Capita will provide services to the following groups of customers on behalf of Resolution:
  - Phoenix Life Limited (previously Britannic Assurance plc, Alba Life Limited, Britannic Unit Linked Assurance Limited including former Allianz Cornhill Insurance plc's life customers and Britannic Retirement Solutions Limited)
  - Phoenix Life Assurance Limited (previously Abbey National Life plc)
  - Scottish Mutual Assurance Limited
  - Scottish Provident Limited
- For customers it will be business as usual – Resolution and Capita are working together to achieve a seamless transition
- Policies will be managed in the same way as previously. Resolution will continue to control service quality, product development and marketing, underwriting and claims policy, and investment management
- Capita is committed to continuing Resolution's approach of straight forward, clear and honest communications with policyholders

Rationale for the partnership

- Resolution carried out a detailed evaluation of third party Business Process Outsourcing market over a period of over 12 months, and undertook a thorough procurement process which led to this decision. Factors include:
  - Capita's excellent customer service and IT support track record in the life sector
  - Provides reduced future per policy administration costs
  - Through a scalable model, offers further reductions in policy administration costs with new acquisitions
  - Transfers expense risk associated with the longer term run-off of the portfolio
  - Supports Resolution's ambitious growth plans for new business through the Abbey distribution relationship

Benefits to policyholders

- The partnership will continue to rollout customer service enhancements
- Capita has committed operational enhancements that will further improve the quality and dependability of service to end customers and that will support Resolution's new business growth strategy
- Initially, the same teams that have always dealt with their enquires will still be dealing with them
- Customer call centres will remain in the UK
- Storage of customer data will remain in the UK
- No change to customers' policy terms and conditions, their premiums or their benefits
- Treating Customers Fairly is at the heart of both Capita's and Resolution's businesses

About Capita

- The Capita Group Plc is the UK's leading provider of integrated professional support service solutions
- Capita employs 27,800 staff at more than 250 offices across the UK, Channel Islands, Ireland and India
- Capita is quoted on the London Stock Exchange (CPI.L), and is a constituent of the FTSE100 with revenues for 2006 of £1,739 million
- Capita Life & Pensions Regulated Services Limited is the market leader in UK Life and Pensions outsourcing and provides services for Prudential, Zurich and Lincoln Financial Group, among others
- Capita is authorised and regulated by the Financial Services Authority
- Capita is developing an IT infrastructure for Life and Pensions that supports customer service and policy administration, and also the rapid deployment of new and enhanced products
- For more information about Capita, see www.capita.co.uk

About Resolution

- Resolution plc is the largest specialist manager of in-force UK life funds
- Resolution plc was formed in September 2005 from the merger of Britannic Group plc and Resolution Life Group Limited
- Resolution serves some 7 million policyholders, and has £61billion assets under management
- In September 2006, Resolution acquired the life insurance businesses of Abbey National plc and entered the FTSE 100
- Resolution employs around 3,500 staff (will reduce by around 2,000 following the completion of this outsourcing arrangement)
- Resolution plc is headquartered in London with divisional offices in Glasgow, Wythall, Liverpool, Dublin and the Isle of Man
- Resolution is authorised and regulated by the Financial Services Authority
- For more information about Resolution, see www.resolutionplc.com

Resolution

APPENDIX A2

COMPANIES HOUSE FILINGS



Companies House

— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **RESOLUTION PLC**

Company Number: **03524909**



X3EKYPTE

Received for filing in Electronic Format on the: **24/05/2007**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **26/05/1963**

Original Name: **MR CLIVE ADAM COWDERY**

New Details

Date of Change: **24/05/2007**

New Address:
HURLINGHAM LODGE
HURLINGHAM ROAD
LONDON
UNITED KINGDOM SW6 3RD

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **24/05/2007** *Authenticated:* **Yes (E/W)**

Resolution

APPENDIX A3

OTHER PUBLIC DISCLOSURES

Regulatory Announcement

Go to market news section

Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:00 22-May-07
Number	0403X


Resolution

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Resolution Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	**Lloyds TSB Group Plc**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**18 May 2007**
6. Date on which issuer notified:	**21 May 2007**
7. Threshold(s) that is/are crossed or reached:	**Fell below 5%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
0434256 GBP ORD 0.05	35,229,995	35,229,995	33,917,515	33,601,209	316,306	4.901	0.046

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
33,917,515	4.947

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

33,047,330 Shares are controlled by Scottish Widows Investment Partnership Ltd, part of Scottish Widows Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

310,897 Shares are controlled by Lloyds TSB Private Banking Ltd, Part of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

502,671 Shares are controlled by Lloyds TSB Jersey Offshore Ltd, Part of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

56,617 Shares are controlled by Lloyds TSB Registrars Ltd, Part of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	
14 Contact name:	**Philip Mason**
15. Contact telephone name:	**+44 (0) 1444 418 127**

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Resolution Plc**
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	*Yes*
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
*Other (please specify):*____________________	
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17/05/2007
6. Date on which issuer notified:	21/05/2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction [i]				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0004342563	20,787,378	20,787,378	27,651,540	27,651,540		4.03%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	**% of voting rights**
27,651,540	4.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

END

Close



Company	Resolution PLC
TIDM	RSL
Headline	Annual Information Update
Released	16:00 29-May-07
Number	3725X

Resolution plc – Annual Information Update

Resolution plc (the "Company") announces that, in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public for the period from the last Annual Information Update on 4 May 2006 up to 29 May 2007, in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

1. Regulatory Information Service announcements

The following UK regulatory announcements have been made through a Regulatory Information Service. A copy of these announcements can be found on the 'Market News' page of the London Stock Exchange website at www.londonstockexchange.com under code RSL.

Date Released	Headline Type
04-May-06	Annual Information Update
05-May-06	Director/PDMR Shareholding
12-May-06	Additional Listing
19-May-06	Resolution 2005 GCA report
24-May-06	Result of AGM
07-Jun-06	Acquisition by Resolution
07-Jun-06	Acquisition by Resolution Pt2
09-Jun-06	Resolution plc AGM 2006
09-Jun-06	Director/PDMR Shareholding
23-Jun-06	Publication of Prospectus
23-Jun-06	Notice of AGM
27-Jun-06	Director/PDMR Shareholding
27-Jun-06	Holding(s) in Company
30-Jun-06	Director/PDMR Shareholding
07-Jul-06	Holding(s) in Company
17-Jul-06	AGM Statement
17-Jul-06	EGM Statement
21-Jul-06	Director/PDMR Shareholding
26-Jul-06	Statement re Merger
27-Jul-06	Holding(s) in Company
28-Jul-06	Director/PDMR Shareholding
02-Aug-06	Holding(s) in Company
04-Aug-06	Holding(s) in Company
08-Aug-06	Director/PDMR Shareholding
09-Aug-06	Results of Rights Issue
09-Aug-06	Director/PDMR shareholdings
09-Aug-06	Rights issue - rump placement
10-Aug-06	Holding(s) in Company
11-Aug-06	Holding(s) in Company
16-Aug-06	FSA approval
21-Aug-06	Holding(s) in Company
22-Aug-06	Holding(s) in Company
25-Aug-06	Holding(s) in Company

01-Sep-06	Completion of Acquisition
06-Sep-06	Capital Reorganisation
18-Sep-06	Holding(s) in Company
20-Sep-06	Interim Results Pt1
20-Sep-06	Interim Results Pt2
05-Oct-06	Holding(s) in Company
13-Oct-06	Interim Report Mailing
24-Oct-06	Notifications of Major Interest in Shares
03-Nov-06	Capital Requirements
13-Nov-06	Press Speculation
13-Nov-06	Rule 2.10 Announcement
15-Nov-06	Holding(s) in Company
16-Nov-06	Blocklisting Interim Review
20-Nov-06	Director/PDMR Shareholding
20-Nov-06	Rule 2.10 Announcement
20-Nov-06	Rule 8.1- Resolution plc
07-Dec-06	EEV restatement 2006
08-Dec-06	Rule 2.10 Announcement
15-Dec-06	Rule 2.10 Announcement
20-Dec-06	Total Voting Rights
19-Jan-07	Rule 2.10 Announcement
19-Jan-07	Total Voting Rights
19-Jan-07	Holding(s) in Company
19-Jan-07	Holding(s) in Company
29-Jan-07	Holding(s) in Company
02-Feb-07	Holding(s) in Company
13-Feb-07	Rule 2.10 Announcement
13-Feb-07	Holding(s) in Company
23 Feb 07	Holding(s) in Company
28 Feb 07	Total Voting Rights
28 Feb 07	Holding(s) in Company
07 Mar 07	Directorate Change
15 Mar 07	Holding(s) in Company
16 Mar 07	Rule 2.10 Announcement
19 Mar 07	Holding(s) in Company
27 Mar 07	Management changes
30 Mar 07	Discussions update
30 Mar 07	Total Voting Rights
30 Mar 07	Holding(s) in Company
03 Apr 07	Year end results 2006 - Pt 1
03 Apr 07	Year end results 2006 - Pt 2
04 Apr 07	Holding(s) in Company
05 Apr 07	Holding(s) in Company
12 Apr 07	Director/PDMR Shareholding
18 Apr 07	Director/PDMR Shareholding
20 Apr 07	Holding(s) in Company
23 Apr 07	Director/PDMR Shareholding
27 Apr 07	Director/PDMR Shareholding
30 Apr 07	Total Voting Rights
03 May 07	Annual Report and Accounts
04 May 07	Director/PDMR Shareholding
10 May 07	Director Declaration
11 May 07	Director/PDMR Shareholding
11 May 07	SPI Bond Redemption
16 May 07	Block Listing Interim Review
22 May 07	Holding(s) in Company

2. Documents filed with Companies House

The Company has filed the following documents with the Registrar of Companies at Companies House. Copies of the documents can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk

Date	Document Type and Description
09 May 06	88(2)R– Return of Allotments
25 May 06	88(2)R– Return of Allotments
25 May 06	88(2)R– Return of Allotments
30 May 06	88(2)R– Return of Allotments
01 Jun 06	88(2)R – Return of Allotments
05 Jun 06	Res 10 – Pre-emption / Auth to Allot
12 Jun 06	88(2)R– Return of Allotments
15 Jun 06	AA – Annual Report & Accounts
19 Jun 06	88(2)R– Return of Allotments
19 Jun 06	88(2)R– Return of Allotments
27 Jun 06	88(2)R– Return of Allotments
27 Jun 06	88(2)R– Return of Allotments
06 Jul 06	363s – Annual Return
11 Jul 06	88(2)R– Return of Allotments
17 Jul 06	88(2)R– Return of Allotments
19 Jul 06	88(2)R– Return of Allotments
21 Jul 06	288a - Director Appointed
21 Jul 06	288a - Director Appointed
21 Jul 06	Res 09 – Acquisition Agreement / Pre-emption/Auth to Allot/Market Purchase/Alter Articles
21 Jul 06	Res 09 – Market Purchase
21 Jul 06	Mem/Arts
21 Jul 06	123 – Increase in Authorised Share Capital
24 Aug 06	88(2)R– Return of Allotments
04 Sep 06	88(2)R– Return of Allotments
11 Sep 06	288b – Director Resigned
11 Sep 06	288a – Director Appointed
12 Sep 06	88(2)R– Return of Allotments
04 Oct 06	88(2)R – Return of Allotments
04 Oct 06	88(2)R – Return of Allotments
16 Oct 06	288c – Change of Directors Particulars
16 Oct 06	88(2)R – Return of Allotments
16 Oct 06	88(2)R – Return of Allotments
27 Oct 06	88(2)R – Return of Allotments
17 Nov 06	88(2)R – Return of Allotments
04 Dec 06	88(2)R – Return of Allotments
04 Dec 06	88(2)R – Return of Allotments
04 Dec 06	88(2)R – Return of Allotments
14 Dec 06	288c – Change of Directors Particulars
21 Dec 06	88(2)R – Return of Allotments
21 Dec 06	88(2)R – Return of Allotments
06 Jan 07	88(2)R – Return of Allotments
06 Jan 07	88(2)R – Return of Allotments
05 Feb 07	88(2)R – Return of Allotments
28 Feb 07	88(2)R – Return of Allotments
08 Mar 07	288b – Director's Resignation
19 Mar 07	288a – Directors Appointment
31 Mar 07	88(2)R – Return of Allotments
20 Apr 07	88(2)R – Return of Allotments
14 May 07	88(2)R – Return of Allotments
14 May 07	88(2)R – Return of Allotments
18 May 07	88(2)R – Return of Allotments

18 May 07	88(2)R – Return of Allotments
24 May 07	288c – Director's Particulars Changed

3. Documents filed with the Financial Services Authority

The following documents have been filed by Resolution plc with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 12 The North Colonnade, Canary Wharf, London E14 5HS.

Document	Date of Publication
Chairman's letter and Notice of the 2006 AGM	23 June 2006
Chairman's letter, Notice of EGM and combined prospectus and circular relating to the proposed acquisition of Abbey National plc's Life Businesses	23 June 2006
Interim Report for the half year ended June 2006	13 October 2006
FSA Return 2006 – Resolution plc IGCA	27 April 2007
Notice of the 2007 AGM and Annual Report	03 May 2007

The company has submitted to the SEC certain of the documents referred to above in accordance with US securities laws.

Further information regarding the Company and its activities is available at the Company's website at www.resolutionplc.com

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company Secretary at the following address:

Resolution plc
Juxon House
100 St. Paul's Churchyard
London
EC4M 8BU

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was current at the time of its announcement, such disclosures may, at any time, become out of date due to changing circumstances.

29 May 07

END

Regulatory Announcement

Go to market news section

Company	Resolution PLC
TIDM	RSL
Headline	RSL partnership with Capita
Released	10:30 30-May-07
Number	4117X

Resolution

30 May 2007

Resolution in strategic partnership with Capita

Following the review of policy administration announced last year, Resolution plc ("Resolution") has established a strategic partnership with Capita Group Plc ("Capita"), which contributes Resolution's customer service and IT functions to a jointly designed servicing model.

Through this partnership Resolution will invest £140 million over 4 years in a consolidation of its separate customer services processes and information technology to secure:

- Continuing rollout of customer service enhancements
- Significant 'de-risking' of the in-force cost base, through fixed per policy costs
- A scaleable model with further reductions in policy unit costs from future acquisitions
- Further synergy benefits, above those already announced

This additional investment produces an internal rate of return of 13%.

Over the last 3 years Resolution has grown to a group that serves some 7 million policyholders and has been developing its strategic operating model designed to balance the aims of strong financial and risk management, excellent customer service, reduced cost that is variable with policy volumes and efficient scalability. Resolution has determined that a partnership which combines in-house delivery of control and oversight functions, asset management and strategic customer management, with outsource partners, for the delivery of customer service and IT functions to Resolution's specification, is the most effective way of delivering this model.

Resolution already successfully manages contracts with a number of outsource parties, including Capita, for the provision of services to its policyholders. Capita will deliver core aspects of customer servicing and policy administration to approximately 4.5 million policyholders, future new business customers and IT services to Resolution.

The partnership commits Capita to offer reduced unit costs as new policies are brought into the model, giving Resolution certainty about future synergy benefits from new transactions.

Staff

Under the partnership around 2,000 Resolution staff, predominantly from Customer Services and IT departments, based in Glasgow (1,550) and Birmingham (450) are to transfer to Capita with effect from 1 August 2007.

After careful analysis, Resolution has concluded that it is not appropriate to move any customer facing roles, voice contact or customer data to India. A number of other customer service and IT roles, will be moved to India over the next three years. Over the same period, Capita intends to concentrate Resolution's operations in Glasgow.

As work is transferred offshore, Capita is confident that, with natural staff turnover and a significant

proportion of staff being redeployed within its existing UK operations, the number of potential redundancies will be fewer than 500 over a 3 year period.

Customer service improvements

Resolution is committed to continually improving customer service for its policyholders and Capita has an excellent reputation for providing high quality customer service in the life sector. Resolution believes this partnership will deliver improvements in service quality and quicker turnaround times for its policyholders. Rigorous targets for improving customer service quality and efficiency are an integral part of the contract.

There will be no change to existing customers' policy terms and conditions, their premiums or the benefits they receive.

Financials

The investment of £140 million over a 4 year period will deliver:

- A significant reduction in Resolution's long-term expense risk
- Additional cost savings, averaging £20 million per annum from 2010 for the following 25 years. This represents a:
- 13% internal rate of return on the investment
- net present value, at a 7% discount rate, of £80 million pre-tax

The cost savings are in addition to the previously announced £20 million per annum from the end of 2007 arising from the Britannic merger and £10 million per annum from the end of 2008 relating to the Abbey acquisition. Consistent with our previous announcements, we will also incur £9 million for the cost of delivering the final Britannic expense synergies, with a further £21 million being incurred to deliver the Abbey expense synergies.

Today's announcement will enhance Resolution's ability to achieve its target return on embedded value of at least 10% per annum and completes the process of preparing Resolution for future strategic developments.

Commenting on the transaction, Mike Biggs, Group Chief Executive said:

"We are delighted to be partnering Capita with their excellent record in achieving high standards in customer service, IT delivery and support. This partnership will improve customer service and positions Resolution for the larger scale consolidation opportunities we see ahead.

We are working very closely with Capita to ensure that any redundancy impact on our staff is minimised."

Enquiries:

Analysts & investors
Steve Riley +44 (0)20 7489 4884

Media
Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

Notes to editors

Additional information about the partnership with Capita

The outsourcing partnership with Capita includes customers in the Phoenix Life Assurance (former Abbey National Life), Scottish Mutual, Scottish Provident and Phoenix Life (former Britannic Assurance, Britannic Unit Linked Assurance, Britannic Retirement Solutions and Alba Life) funds.

Services to Scottish Mutual International and Scottish Provident International policyholders will continue to be operated by Resolution staff based in Dublin, Hong Kong and on the Isle of Man.

Future new business customers include those purchasing Phoenix Life Assurance (former Abbey National Life) and Scottish Provident products.

Resolution Asset Management is unaffected by the new arrangements.

Background on Resolution

Resolution is the largest specialist manager of UK in-force life funds.

Resolution was formed on 6 September 2005 following the merger of Britannic Group plc ("Britannic") and Resolution Life Group Limited ("RLG").

RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850 million and Swiss Life UK for £205 million in March 2005.

Britannic itself had acquired the UK life operations of Allianz Cornhill in December 2004 for £115 million and the Century Group in March 2005 for £45 million.

Resolution completed the acquisition of the UK and offshore life insurance businesses of Abbey National plc on 1 September 2006.

Resolution entered the FTSE 100 on 18 September 2006.

Resolution is headquartered in London, with life divisions in Glasgow and Wythall (Birmingham). Asset management is also based in Glasgow. At the end of 2006, total staff numbers were approximately 3,500.

Background on Capita

Capita Group Plc is the UK's leading provider of integrated professional support service solutions. C

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Company	Resolution PLC
TIDM	RSL
Headline	Total Voting Rights
Released	14:00 31-May-07
Number	5124X

Resolution

VOTING RIGHTS AND SHARE CAPITAL

In conformity with the Disclosure and Transparency Rule 5.6.1, Resolution plc ("the Company") notifies the market that, following the issue of 15,826 ordinary shares of 5p each ("shares") on 18 May 2007, the Company's issued share capital as at 31 May 2007 consists of 685,658,621 shares with voting rights. No shares are held in treasury.

The above figure of 685,658,621 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in the Company under the FSA's Disclosure and Transparency Rules.

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